Exhibit 3.1
BYLAWS OF APACHE CORPORATION
SECTIONS 2 AND 3 OF ARTICLE V. DIRECTORS
(As Amended December 14, 2006)
          SECTION 2. NUMBER, TENURE AND QUALIFICATIONS. The directors shall be elected in the manner set forth in Article Ninth of the Certification of Incorporation of the corporation; however, if the corporation has outstanding any shares of one or more series of stock with conditional rights to elect a set number of directors, and if the conditions precedent to the exercise of any such rights arise, the number of directors of the corporation shall be automatically increased to permit the exercise of the voting rights of each such series of stock. The term of office of directors shall be three years except as provided in Article Ninth of the Certificate of Incorporation of the corporation. Directors need not be stockholders or residents of the State of Delaware. A majority of the directors shall be “independent” under the criteria set by any applicable law, regulation and/or listing standard.
          At any meeting for the election of directors at which a quorum is present, each director shall be elected by the vote of a majority of the votes cast representing shares present in person or by proxy and entitled to vote at the meeting. However, if the number of nominees on the ballot for any election of directors exceeds the number of directors to be elected, then the directors shall be elected by the vote of a plurality of the votes cast representing shares present in person or by proxy and entitled to vote on the election of directors.
          For the purposes hereof, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number votes cast “against” the election of that director. “Votes cast” shall not include abstentions. Ballots will not give stockholders the option to “withhold” votes from the election of directors, but rather will give the choice to vote “for” or “against” each director or to abstain.
          Promptly (and in any event within 10 days) after each meeting for the election of directors, each incumbent director who did not receive a majority of the votes cast representing shares present in person or by proxy and entitled to vote at such meeting shall submit to the board of directors an irrevocable letter of resignation, which shall become effective upon acceptance by the board of directors. The board of directors will determine whether to accept or reject such resignation, or what other action should be taken, and publicly disclose and explain its decision on the corporation’s web site within 90 days from the date of the certification of election results. Any director not elected shall not participate in the board of director’s decision with respect to his or her resignation.
          If the board of directors determines to accept the resignation of an unsuccessful incumbent, then the board of directors may fill the resulting vacancy pursuant to Article V, Section 3 of these bylaws or may decrease the size of the board of directors pursuant to the provisions of Article Ninth of the Certificate of Incorporation of the corporation. If the board of directors elects to fill the resulting vacancy, the corporate governance and nominating committee will promptly recommend a candidate to the board of directors to fill the office formerly held by the unsuccessful incumbent. The board of directors shall promptly consider and act upon the corporate governance and nominating committee’s recommendation. The corporate governance and nominating committee, in making its recommendation, and the board of directors, in acting on such recommendation, may consider any factors or other information that they determine appropriate and relevant.
          SECTION 3. VACANCIES AND NEWLY CREATED DIRECTORSHIPS. Any vacancies on the board of directors or any newly created directorships shall be filled by the board of directors in the manner set forth in Article Ninth of the Certificate of Incorporation of the corporation.